December 3, 2010

VIA EDGAR

Mr. H. Christopher Owings

Assistant Director

Mail Stop 3561

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549-3561

Re:	The Great Atlantic & Pacific Tea Company, Inc.
Form 10-K for Fiscal Year Ended February 27, 2010
Filed May 6, 2010
File No. 001-04141

Dear Mr. Owings:

The Great Atlantic & Pacific Tea Company, Inc. (the “Company” or “A&P”), herewith submits responses to the comments of the staff regarding the Company’s Form 10-K for the Fiscal Year Ended February 27, 2010 filed May 6, 2010 as set forth in your letter dated November 17, 2010 (the “Comment Letter”).

Set forth below are the Staff’s comments contained in your letter and immediately following each comment is the Company’s response:

Form 10-K for the Fiscal Year Ended February 27, 2010

Item 9A. Controls and Procedures, page 7

1.	We note your disclosure indicates that your control system “can provide only reasonable, not absolute, assurance that the objectives of the control system are met…” In future filings, please revise your disclosure to state clearly, if true, that your disclosure controls and procedures are designed to provide reasonable assurance of achieving their objectives and that your principal executive officer and principal financial officer concluded that your disclosure controls and procedures are effective at that reasonable assurance level. In the alternative, please remove the reference to the level of assurance of your disclosure controls and procedures. Please refer to Section 11.F.4 of Management’s Reports on Internal Control Over Financial Reporting and Certification of Disclosure in Exchange Act Periodic Reports, SEC Release No. 33-8238. Please also avoid using the qualifier “sufficiently” as you do in your reiteration of your effectiveness determination in the last paragraph.

H. Christopher Owings, Assistant Director

December 3, 2010

Response: The Company proposes to include in future filings disclosure substantially the same as the following:

Item 9A – Controls and Procedures

Evaluation of Disclosure Controls and Procedures

We maintain disclosure controls and procedures that are designed to ensure information required to be disclosed in our Exchange Act reports is recorded, processed, summarized and reported within the time periods specified in the Securities and Exchange Commission’s rules and forms and that such information is accumulated and communicated to our management, including our Company’s President and Chief Executive Officer along with our Company’s Senior Vice President, Chief Financial Officer and Treasurer, as appropriate, to allow for timely decisions regarding required disclosure. In designing and evaluating the disclosure controls and procedures, management recognizes that any controls and procedures, no matter how well designed and operated, can provide only reasonable assurance of achieving the desired control objectives, and management is required to apply its judgment in evaluating the cost-benefit relationship of possible controls and procedures.

We carry out a variety of on-going procedures, under the supervision and with the participation of our management, including our Company’s President and Chief Executive Officer and Senior Vice President, Chief Financial Officer and Treasurer, to evaluate the effectiveness of the design and operation of our disclosure controls and procedures. Based on the foregoing, our Company’s President and Chief Executive Officer and Senior Vice President, Chief Financial Officer and Treasurer concluded that our disclosure controls and procedures were effective at the reasonable assurance level as of February 27, 2010.

Incorporation by reference of Management’s Annual Report on Internal Control over Financial Reporting

Management of The Great Atlantic and Pacific Tea Company, Inc. has prepared an annual report on internal control over financial reporting (as such item is defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act). Management’s report is included in our Company’s Fiscal 2009 Annual Report to Stockholders and is herein incorporated by reference in this Annual Report on Form 10-K.

Changes in Internal Control over Financial Reporting

There has been no change during our Company’s fiscal year ended February 27, 2010 in our Company’s internal control over financial reporting (as such item is defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act) that has materially affected, or is reasonably likely to materially affect, our Company’s internal control over financial reporting.

H. Christopher Owings, Assistant Director

December 3, 2010

Item 15 – Exhibits and Financial Statement Schedules, page 13

2.	With your next current or periodic report, please file complete copies of materials agreements, including all exhibits, schedules and attachments or advise us why you are not required to file these documents. Refer to Item 601(b)(10) of Regulation S-K. For example, we note that you have not provided all of the schedules and/or exhibits or provided complete schedules and/or exhibits to the following exhibits:

•	Exhibit 10.27 – Amended and Restated Credit Agreement, dated December 27, 2007;

•	Exhibit 10.48 – Security Agreement, dated August 4, 2009;

•	Exhibit 10.49 – Investment Agreement, dated July 23, 2009; and

•	Exhibit 10.50 – Investment Agreement, dated July 23, 2009.

The above are examples only and not necessarily all inclusive. Please ensure that your material contracts on file are complete.

Response: The Company proposes to file with its next current or periodic report complete copies of all material agreements, including all exhibits, schedules and attachments, that have not been previously filed in accordance with the foregoing comment. The Company will ensure that complete copies of all material agreements, including all exhibits and/or schedules, shall be filed in all future filings as required under Item 601(b)(10) of Regulation S-K, or shall advise you as to why such documents are otherwise not required to be filed.

* * * * *

H. Christopher Owings, Assistant Director

December 3, 2010

The Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Securities and Exchange Commission (the “Commission”) from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Comments or questions regarding any matters with respect to the Form 10-K may be directed to Christopher McGarry at (201) 571-8161.

Very truly yours,

/s/ Christopher W. McGarry

Christopher W. McGarry Senior Vice President & General Counsel

c:	Lisa Kohl, Examiner
Sam Martin